Exhibit 99.26

ENERGY FUELS INC.
(the “Corporation”)

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Corporation hereby advises of the results of the voting on the matters submitted to the Annual and Special Meeting (the “Meeting”) of shareholders of the Corporation (the “Shareholders”) held on Friday, February 10, 2012. At the Meeting, the Shareholders were asked to consider certain matters outlined in the Notice of Annual and Special Meeting and Management Information Circular dated January 10, 2012 (the “Management Information Circular”).

The matters voted upon at the Meeting and the results of the voting were as follows:

GENERAL BUSINESS		OUTCOME OF VOTE	VOTES BY BALLOT
			Votes For	Votes Against	Votes Withheld
1.	The election of the nominees to the board of directors as set forth in the Management Information Circular.	Passed	--	--	--
2.	The re-appointment of KPMG LLP, Chartered Accountants, as auditors for the Corporation and authorizing the directors to fix their remuneration.	Passed	--	--	--
3.	The ratification and approval of the extension of the Shareholder Rights Plan of the Corporation as set forth in the Management Information Circular.	Passed	--	--	--
SPECIAL BUSINESS
4.	The approval of the Arrangement Resolutions attached as Schedule A to the Management Information Circular.		40,003,883 (98.94%)		429,949 (1.06%)

DATED this 17th day of February, 2012

ENERGY FUELS INC.

Per:	(signed) “Gary R. Steele”
Gary R. Steele, Corporate Secretary